Exhibit 12
                           STEWART ENTERPRISES, INC.
                               AND SUBSIDIARIES

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (DOLLARS IN THOUSANDS)

                                        (UNAUDITED)


                                                  YEARS ENDED OCTOBER 31,                    SIX MONTHS
                                   -----------------------------------------------------        Ended
                                     1993       1994       1995        1996       1997     APRIL 30, 1998
                                   --------   --------   --------    --------   --------   --------------
Earnings (loss) from continuing
   operations before income taxes  $ 29,569   $ 42,198   $ 41,500(1) $ 82,075   $106,477(2) $  (6,260)(3)
Fixed charges:
  Interest expense                    6,540      8,877     22,815      26,051     38,031       20,027
  Interest portion of lease expense     585        935      1,343       1,522      2,181        1,173
                                   --------   --------   --------    --------   --------    ---------
Total fixed charges                   7,125      9,812     24,158      27,573     40,212       21,200

Earnings from continuing operations
  before income taxes and fixed
  charges                          $ 36,694   $ 52,010   $ 65,658(1) $109,648   $146,689(2) $  14,940(3)
                                   ========   ========   ========    ========   ========    =========
Ratio of earnings to fixed charges     5.15       5.30       2.72(1)     3.98       3.65(2)       .70(3)
                                   ========   ========   ========    ========   ========    =========
--------------------


(1) Includes a non-recurring, non-cash charge of $17,252 ($10,869 after-tax) recorded in connection with the vesting of the Company's performance-based stock options.

(2) Excludes cumulative effect of change in accounting principles of $2,324 (net of $2,230 income tax benefit).

(3) Includes a non-recurring, non-cash charge of $76,762 ($50,279 after-tax) recorded in connection with the vesting of the Company's performance-based stock options. As a result of this charge, the Company's earnings through the first six months of fiscal year 1998 were insufficient to cover its fixed charges, and an additional $6.3 million in pretax earnings would have been required to eliminate the coverage deficiency.